Exhibit (b)(2)

April 16, 2012

Summer Holdings II, Inc.

c/o Lee Equity Partners, LLC

650 Madison Avenue, 21st Floor

New York, NY 10022

Attn: Mike Anderson

Re: The Edelman Financial Group Inc.

$46.4 MILLION SENIOR SUBORDINATED NOTE PURCHASE FACILITY
COMMITMENT LETTER

Dear Mr. Anderson:

Thank you for contacting us as a financing source for the proposed acquisition (the “Acquisition”) of The Edelman Financial Group Inc., a Texas corporation (“Target”). We understand that the Acquisition will be effectuated through a series of transactions, including, among other things, merging Summer Merger Sub, Inc., a Texas corporation (“MergerSub”), a company that was formed, and is wholly-owned by Summer Holdings II, Inc., a Delaware corporation (the “Parent”, the “Company” or “you”), a wholly-owned subsidiary of Summer Holdings I, LLC, a Delaware limited liability company (“Holdco LLC”), a wholly-owned subsidiary of Lee Summer, LP, a Delaware limited partnership (“Holdco LP”), that was formed, and is wholly owned by affiliates and associated funds of Lee Equity Partners, LLC (together with its controlled affiliates and funds, “LEP”) and certain other co-investors (together with LEP, the “Investors”), with and into Target (the “Merger”) and to consummate the other Transactions (as defined below). The Acquisition will be effected pursuant to that certain Agreement and Plan of Merger, dated the date hereof (the “Merger Agreement”), by and among the Parent, MergerSub and Target. In connection therewith, (i) equity contributions will be made directly or indirectly to Holdco LP by the Investors and further contributed to Holdco LLC and further contributed to Parent and further contributed to MergerSub in an amount equal to no less than $160,400,000 (provided that at least (A) $90,200,000 of which shall be cash equity invested by the Investors (with at least $77,200,000 of such cash equity being invested by LEP) and (B) $70,200,000 of which shall be rollover equity from existing management (with at least $40,700,000 of such rollover equity being from Fredric Edelman)) (the “Equity Investment”) and (ii) Parent will obtain commitments for a senior secured financing facility in the maximum aggregate amount of $102,800,000 (the “Senior Financing Facility”). The Merger, the Acquisition, the Senior Financing Facility, the Equity Investment, the Senior Subordinated Note Purchase Facility (as defined below), the sale of certain receivables owned by SMH SPEADV, LLC (the “Receivables Sale Transaction”), the Hedging Transaction (as defined in the Term Sheet (as defined below)) and the other transactions contemplated hereby, in each case as more fully described on Exhibit A, and thereby are referred to herein collectively as the “Transactions”. Each capitalized term used but not defined herein shall have the meaning assigned in the Summary Terms and Conditions attached hereto as Exhibit B (the “Term Sheet”).

1.	Commitments.

We are pleased to advise you of the commitment of Ares Mezzanine Partners, L.P. (such fund being referred to as the “Fund”, “we” or “us”) to purchase an aggregate of $46,400,000 of unsecured senior subordinated notes (the “Notes”) of the Issuer and to provide the note purchase facility described in the Term Sheet (the “Senior Subordinated Note Purchase Facility”) on the terms and subject only to the conditions set forth in Section 5 of this commitment letter and the conditions set forth under the heading “Conditions Precedent to the Closing Date” in the Term Sheet (this commitment letter, together with the Term Sheet (including Schedule I thereto) is collectively referred to herein as the “Commitment Letter”).

In addition, we would welcome the opportunity to co-invest equity in Holdco LP, partnering with LEP and the other Investors to support and grow the business over the long term. In connection with the Transactions, we would propose investing up to $10,000,000 (but not less than $5,000,000) in Holdco LP on the same economic terms as LEP and having customary co-investor rights commensurate for investments of such size, including tag-along rights on sales by LEP. We understand, however, that our obligations under the Commitment Letter are not conditioned on our making an equity investment in Holdco LP.

2.	Syndication.

By executing this Commitment Letter, you hereby appoint the Fund to act, and the Fund hereby agrees to act, as sole lead arranger for the Senior Subordinated Note Purchase Facility on the terms and subject to the conditions set forth or referred to in this Commitment Letter. The Fund, in such capacity, will perform the duties and exercise the authority customarily performed and exercised by it in such role. You agree that no other titles will be awarded and no compensation (other than that expressly contemplated by this Commitment Letter and the Fee Letter referred to below) will be paid to any other note purchasers in connection with the Senior Subordinated Note Purchase Facility without our prior written consent.

We expect to purchase all of the Notes, but we reserve the right, prior to or after the execution of the definitive documentation for the Senior Subordinated Note Purchase Facility (the “Definitive Documentation”), to syndicate or assign a portion of the Fund’s commitments, loans and other obligations under the Definitive Documentation to one or more of our affiliates that will become parties to the Definitive Documentation on the Closing Date (together with the Fund, the “Initial Purchasers”). Notwithstanding any other provision of this Commitment Letter to the contrary (a) we shall not be relieved or novated from our obligations hereunder (including our obligation to purchase the Notes on the Closing Date) in connection with any syndication or assignment of the Notes, including our commitments in respect thereof, until after the payment of the purchase price for the Notes to the Issuer, (b) no assignment, other than an assignment to an affiliate, shall become effective with respect to all or any portion of our commitments in respect of the Notes until after the payment of the purchase price for the Notes to the Issuer, and (c) unless you agree in writing, we shall retain exclusive control over all rights and obligations with respect to their commitments in respect of the Notes, including all rights with respect to consents, modifications, supplements and amendments until after the payment of the purchase price for the Notes to the Issuer. We (or one of our affiliates) will manage all aspects of the syndication, in consultation with you, including decisions as to the selection of potential Purchasers to be approached and when they will be approached, when their commitments will be accepted, which Purchasers will participate and the final allocations of the commitments among the Purchasers. The Fund will exclusively perform all functions and exercise all authority as customarily performed and exercised in the capacity of lead arranger, including selecting counsel for the lead investor and negotiating the Definitive Documentation.

In its capacity as lead arranger, the Fund shall not be subject to any fiduciary or other implied duties. Additionally, the Company acknowledges and agrees that, as lead arranger, the Fund is not advising the Company as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction. The Company has consulted with its own advisors concerning such matters to the extent it has deemed appropriate and is responsible for and capable of making its own independent investigation and appraisal of the transactions contemplated hereby, and the Fund in its capacity as the lead arranger shall have no responsibility or liability to the Company with respect thereto.

3.	Information.

You represent and covenant that (a) to the best of your knowledge, all written information (other than the Projections (as defined below), forward-looking information, information of a general economic or industry specific nature and monthly financial statements (the “Information”), that has been or will be made available to the Fund by or on behalf of you, any of your representatives, Target or any of the Loan Parties is or will be, when furnished, complete and correct in all material respects and does not and will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made and (b) the projections with respect to Target and its subsidiaries (the “Projections”) (and other forward-looking information) that has been or will be made available to the Fund by or on behalf of you or any of your representatives has been or will be prepared in good faith based upon assumptions believed by you to be reasonable at the time made and at the time the applicable Projections or forward-looking information are made available to the Fund (it being recognized by the Purchasers that such Projections and other forward-looking information are not to be viewed as facts and that actual results during the periods or periods covered by any such Projections or forward-looking information may differ from the projected results, and such differences may be material). You agree that if at any time prior to the closing of the Senior Subordinated Note Purchase Facility you become aware that any of the representations in the preceding sentence would be incorrect in any material respect if the Information, the Projections or other forward-looking information, as the case may be, were being furnished, and such representations were being made, at such time, then you will promptly supplement the Information, the Projections or other forward-looking information, as the case may be, so that such representations will be correct (to the best of your knowledge) in all material respects under those circumstances (and so long as received prior to the Closing Date such supplement(s) shall cure any breach of any such representation). We will be entitled to use and rely primarily on the Information, the Projections and other forward-looking information without responsibility for independent verification thereof.

4.	Compensation.

As consideration for the Fund’s commitment hereunder and its agreement to perform the services described herein, you agree to pay (or to cause to be paid) the fees and fulfill the other obligations set forth in this Commitment Letter and in the fee letter between you and the Fund dated the date hereof and delivered herewith with respect to the Senior Subordinated Note Purchase Facility (the “Fee Letter”).

5.	Conditions.

Subject to the Certain Funds Provisions, the Fund’s commitment hereunder and its agreement to perform the services described herein are subject only to the satisfaction of the conditions set forth in Schedule I to the Term Sheet.

6.	Indemnity.

You (the “Indemnitor”) agree to indemnify and hold harmless all Indemnified Parties (as defined below) from and against all Liabilities (as defined below). “Indemnified Party” shall mean the Fund, the Initial Purchasers, each affiliate of any of the foregoing and the respective directors, officers, advisors, agents and employees of each of the foregoing. “Liabilities” shall mean any and all losses, claims, damages, liabilities or other costs or expenses (or actions or other proceedings commenced or threatened in respect thereof) to which an Indemnified Party may become subject which arise out of or relate to or result from any transaction, action or proceeding connected with the Transactions or the other matters described or referred to in this Commitment Letter; provided that Liabilities shall not include any losses, claims, damages, liabilities or other costs or expenses to the extent they result from (x) the bad faith, gross negligence or willful misconduct of an Indemnified Party or (y) claims between or among Indemnified Parties which do not arise from an act or omission by you, MergerSub, Target or any of your affiliates and which are not claims against us in our capacity as sole lead arranger or (z) any claim or counterclaim brought by any Indemnitor against any Indemnified Party, except to the extent that such counterclaim is not brought in good faith, in each case as determined by a final non-appealable judgment of a court of competent jurisdiction. In addition to the foregoing, the Indemnitor agrees to reimburse each Indemnified Party as the same are incurred for the reasonable fees, disbursements and other charges of (a) one counsel to the Indemnified Parties taken as a whole, (b) in the case of any conflict of interest, additional counsel to the affected Indemnified Parties, limited to one such additional counsel so long as representation of each such party by a single counsel is consistent with and permitted by professional responsibility rules and (c) if necessary, one local counsel in each relevant jurisdiction and special counsel (including venture capital operating company counsel to the Fund) incurred in connection with investigating, defending or participating in any action or other proceeding relating to any Liabilities (whether or not such Indemnified Party is a party to any such action or proceeding). The Indemnified Party shall not admit any liability with respect to, or settle, compromise or discharge, any claim out of which any indemnification expenses could arise without your prior written consent (such consent not to be unreasonably withheld or delayed). The Indemnitor and each Indemnified Party further agrees not to assert any claim against any Indemnified Party or Indemnitor, as applicable, for special, indirect, consequential, punitive or exemplary damages on any theory of liability in connection in any way with the Transactions.

You agree that, once paid, all amounts payable hereunder will not be refundable under any circumstances. All amounts payable hereunder will be paid in immediately available funds and shall not be subject to reduction by way of setoff or counterclaim.

7.	Confidentiality.

(a) This Commitment Letter is delivered to you on the understanding that neither this Commitment Letter nor the Fee Letter nor any of their terms or substance, nor the activities of the Fund pursuant hereto, shall be disclosed, directly or indirectly, to any other person except that such existence and contents may be disclosed (i) to LEP, MergerSub, Target and your and their officers, directors, employees, affiliates, attorneys, accountants, agents, and advisors, and your and LEP’s members, partners and stockholders, in each case, on a confidential basis (provided that any disclosure of the Fee Letter or its terms or substance to Target or its officers, directors, employees, attorneys, accountants, agents or advisors shall be redacted in respect of the amounts, percentages and basis points of fees set forth therein, unless in each case, the Fund otherwise consents), or (ii) as required by applicable law or compulsory legal process (in which case you agree, to the extent permitted by law, to inform us promptly thereof); provided that, you may disclose this Commitment Letter and the Term Sheet and the contents thereof (but not, for the avoidance of doubt, the Fee Letter or the contents thereof) to Fortress Credit Co LLC and its affiliates, directors, officers, employees, attorneys, advisors and agents, in each case on a confidential basis and to any other financing sources that are providing (or considering to provide) financing (other than financing sources that are providing (or considering to provide) mezzanine or other subordinated financing) for the Transactions and their respective directors, officers, employees, attorneys, advisors and agents, in each case on a confidential basis. The Fund reserves the right to review and approve (acting in its reasonable discretion), in advance, all materials, press releases, advertisements, and disclosures that you or your affiliates prepare that contain the name of the Fund or any of its affiliates or describe the Fund’s financing commitment.

(b) The Fund agrees that neither this Commitment Letter nor the Fee Letter nor any of their terms or substance, nor the activities of the Fund pursuant hereto, shall be disclosed, directly or indirectly, to any other person except that such existence and contents may be disclosed (i) to the Fund’s officers, directors, employees, affiliates, attorneys, accountants, agents and advisors, in each case, on a confidential basis, (ii) as required by applicable law or compulsory legal process (in which case the Fund agrees, to the extent permitted by law, to inform you promptly thereof), (iii) upon the request or demand of any regulatory authority having jurisdiction over such person or its affiliates (in which case we agree, to the extent permitted by law, to inform you promptly thereof), (iv) in connection with the enforcement of any rights or exercise of any remedies by the Lead Investor or Purchasers under this Commitment Letter or any action or proceeding relating to this Commitment Letter, and (v) to the extent any such information becomes publicly available other than by reason of a disclosure by such person in breach of this Commitment Letter.

8.	Termination.

Except to the extent expressly provided in the next succeeding sentence, this Commitment Letter and our commitments contained herein will terminate automatically on the earliest of (a) 5:00 p.m. (New York City time) on October 13, 2012; (b) the date of termination of the Merger Agreement; or (c) the closing of the Acquisition without the use of the Senior Subordinated Note Purchase Facility; provided that the termination of this Commitment Letter pursuant to this sentence does not prejudice any party’s rights and remedies in respect of any prior breach of this Commitment Letter by another party. The provisions under the headings Syndication, Indemnity and Information, Paragraph (a) under the heading Confidentiality above, the governing law and forum provisions contained herein and Paragraphs 1(b)-(e) of the Fee Letter shall remain in full force and effect regardless of whether the Definitive Documentation shall be executed and delivered and notwithstanding the termination of this Commitment Letter or the Fund’s commitments and agreements hereunder.

9.	Governing Law, Etc.

This Commitment Letter shall not be assignable by you or us (in each case, except for any such assignment to one or more of our respective affiliates) without the prior written consent of the other party hereto (and any attempted assignment without such consent shall be null and void), is intended to be solely for the benefit of the parties hereto (and Indemnified Parties), is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto (and Indemnified Parties) and is not intended to create a fiduciary relationship between the parties hereto. Any and all obligations of, and services to be provided by, the Fund hereunder (including, without limitation, its commitment) may be performed and any and all rights of the Fund hereunder may be exercised by or through any of its affiliates or branches. You acknowledge that we may share with any of our affiliates, and such affiliates may share with us, any information related to the Loan Parties or any of their respective subsidiaries or affiliates (including without limitation information relating to creditworthiness) and the transactions contemplated hereby. We agree to treat, and cause any such affiliate to treat, all non-public information provided to us by you as confidential in accordance with applicable law and the terms of this Commitment Letter. This Commitment Letter may not be amended or any provision hereof waived or modified except by an instrument in writing signed by you and us. This Commitment Letter may be executed in any number of counterparts, each of which shall be an original and all of which, when taken together, shall constitute one agreement. Headings are for convenience of reference only and shall not affect the construction of, or be taken into consideration when interpreting, this Commitment Letter. Delivery of an executed counterpart of a signature page of this Commitment Letter by facsimile or other electronic transmission (e.g. email or “PDF”) shall be effective as delivery of a manually executed counterpart hereof. This Commitment Letter and the Fee Letter supersede all prior understandings, whether written or oral, between us with respect to the Senior Subordinated Note Purchase Facility. This Commitment Letter shall be governed by, and construed in accordance with, the laws of the state of New York; provided, however, that the interpretation of the definition of Company Material Adverse Effect as set forth in Schedule I to the Term Sheet (and whether or not a Company Material Adverse Effect has occurred) shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

Each of the parties hereto hereby irrevocably and unconditionally (a) submits, for itself and its property, to the exclusive jurisdiction of any New York State court or Federal court of the United States of America sitting in New York City, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Commitment Letter, the Fee Letter or the transactions contemplated hereby or thereby, or for recognition or enforcement of any judgment, and agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State court or, to the extent permitted by law, in such Federal court, (b) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Commitment Letter, the Fee Letter or the transactions contemplated hereby or thereby in any New York State court or in any such Federal court and (c) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES THE RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING, CLAIM OR COUNTERCLAIM BROUGHT BY OR ON BEHALF OF ANY PARTY RELATED TO OR ARISING OUT OF THIS COMMITMENT LETTER, THE FEE LETTER OR THE PERFORMANCE OF SERVICES HEREUNDER.

You acknowledge that the Fund and its respective affiliates may be providing debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which you may have conflicting interests regarding the transactions described herein or otherwise. Neither we nor any of our affiliates will use confidential information obtained from you by virtue of the transactions contemplated by this Commitment Letter or our other relationships with you in connection with the performance by us of services for other companies, and we will not furnish any such information to other companies. You also acknowledge that neither we nor any of our affiliates has any obligation to use in connection with the transactions contemplated by this Commitment Letter, or to furnish to you, confidential information obtained by us from other companies. The Fund is a full service financial firm and is affiliated with full service financial firms and as such from time to time may effect transactions for the Fund’s own account or the account of customers, and hold long or short positions in debt or equity securities or loans of companies that may be the subject of the transactions contemplated by this Commitment Letter. You hereby waive and release, to the fullest extent permitted by law, any claims you have or may have with respect to any conflict of interest arising from such transactions, activities, investments or holdings, or arising from the Fund’s failure or the failure of any of the Fund’s affiliates to bring such transactions, activities, investments or holdings to your attention.

Each of the parties hereto agrees that this Commitment Letter together with the Term Sheet and the Fee Letter are binding and enforceable agreements with respect to the subject matter contained herein (subject to the effects of bankruptcy, insolvency, fraudulent conveyance, moratorium, reorganization and other similar laws relating to or affecting creditor’s rights generally and general principles of equity (whether considered in a proceeding in equity or law)).

10.	Public Announcements.

You agree that we may, at our expense, publicly announce as we may choose the capacities in which our affiliates or we have acted hereunder; provided that no such announcement shall be made without your prior written consent (which shall not be unreasonably withheld or delayed).

11.	Patriot Act.

The Fund hereby notifies you that pursuant to the requirements of the USA PATRIOT Act, Title III of Pub. L. 107-56 (signed into law October 26, 2001) (the “PATRIOT Act”), the Fund and any other Purchaser may be required to obtain, verify and record information that identifies LEP or the Loan Parties which information includes the name, address, tax identification number and other information regarding such person that will allow the Fund or such Purchaser to identify such person in accordance with the PATRIOT Act. This notice is given in accordance with the requirements of the PATRIOT Act and is effective as to the Fund and any other Purchaser.

If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms of this Commitment Letter and the Fee Letter by returning to us executed counterparts of each of this Commitment Letter and the Fee Letter not later than 5:00 p.m., Eastern Standard Time, on April 16, 2012. This Commitment Letter shall become effective when each of you and the Fund have executed and delivered counterparts to each of this Commitment Letter and the Fee Letter. This Commitment Letter and the agreements contained herein will expire at the aforementioned time in the event that we have not received such executed counterparts from you by such time.

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Thank you again for contacting us about this transaction and as always, we look forward to partnering with you on this exciting opportunity.

Sincerely,

ARES MEZZANINE PARTNERS, L.P.

By: ARES MEZZANINE PARTNERS GP, L.P., its general partner

By: ARES MEZZANINE MANAGEMENT LLC, its general partner

By /s/ Michael D. Weiner

Name: Michael D. Weiner
Title: Authorized Signatory

Accepted and agreed to as of
the date first above written:

SUMMER HOLDINGS II, INC.

By /s/ Mark K. Gormley
Name: Mark K. Gormley
Title: President

EXHIBIT A

Capitalized terms used but not defined in this Exhibit A shall have the meanings set forth in the Commitment Letter and the Term Sheet.

In connection with the foregoing, it is intended that:

(a)	LEP will form Holdco LP which will (i) form Holdco LLC which will form the Parent which will acquire, through MergerSub, 100% of the capital stock of Target, by way of a merger of MergerSub with and into Target, with Target to be the surviving corporation of such merger, and thereby indirectly acquire 76% of the limited liability company interests in The Edelman Financial Center LLC (“EFC”) and (ii) acquire 24% of the limited liability company interests in EFC by way of a contribution of a portion of such interests to, and a purchase of a portion of such interests by, Holdco LP from management of Target.
(b)	In the transaction described in clause (a) above, Holdco LP will contribute (i) the stock of Target rolled over by management of Target to Holdco LLC, which will contribute such stock to the Parent and (ii) the 24% limited liability company interests rolled over by, and purchased from, management of EFC to Holdco LLC.
(c)	After the Merger, the 76% limited liability company interest in EFC held by Target will be recapitalized into a preferred interest in EFC.
(d)	The Investors will indirectly make cash equity contributions to Holdco LLC in an aggregate amount equal to, when combined with the fair market value of the equity of management of Target (including equity in EFC) rolled over or invested in connection with the Transactions, $160,400,000.
(e)	The Issuer will obtain commitments for a senior secured financing facility in an amount equal to $102,800,000, which will be comprised of a revolving credit facility in an amount equal to $10,000,000 and a term loan facility in an amount equal to $92,800,000.
(f)	The Issuer will issue the Notes in an amount equal to $46,400,000 the proceeds of which will be used as consideration for the Merger.
(g)	The Issuer will purchase one-half of all interests in Global Financial Services, LLC not currently owned by the Issuer from the other members.
(h)	SMH SPEADV, LLC will sell certain receivables for net cash proceeds of at least $17,500,000 (as reduced to reflect any payment received on such receivables between April 10, 2012 and the Closing Date) the proceeds of which will be used as consideration for the Merger.
(i)	The Issuer and/or its affiliates (including alternate investment vehicle(s) (“AIVs”) setup at the direction of LEP) will purchase a market hedge on terms and conditions which are in the aggregate not materially less favorable to the Issuer and/or its affiliates (including AIVs setup at the direction of LEP) than those set forth on Exhibit C hereto, or otherwise on terms reasonably satisfactory to the Fund, and such market hedge will be contributed to a Loan Party (the “Hedging Transaction”).